Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ending March 31,
In Millions of Dollars	2004	2003
Fixed Charges:
Interest expense	$87	$91
Interest capitalized	3	3
One-third of rents*	26	20

Total Fixed Charges	$116	$114

Earnings:
Income before income taxes and minority interests	$876	$745
Fixed charges per above	116	114
Less: interest capitalized	(3)	(3)

	113	111

Amortization of interest capitalized	2	1

Total Earnings	$991	$857

Ratio of Earnings to Fixed Charges	8.54	7.52

*	Reasonable approximation of the interest factor.